SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

MITCHELLS & BUTLERS plc
(Registrant’s name)

27 Fleet Street
Birmingham B3 1JP, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Purchase of Own Securities announcement dated 29 July 2005

99.2	Purchase of Own Securities announcement dated 1 August 2005

99.3	Purchase of Own Securities announcement dated 3 August 2005

99.4	Purchase of Own Securities announcement dated 4 August 2005

99.5	Purchase of Own Securities announcement dated 5 August 2005

99.6	Purchase of Own Securities announcement dated 8 August 2005

99.7	Purchase of Own Securities announcement dated 10 August 2005

99.8	Purchase of Own Securities announcement dated 11 August 2005

99.9	Notification of Major Interests in Shares dated 11 August 2005

99.10	Notification of Major Interests in Shares dated 11 August 2005

99.11	Purchase of Own Securities announcement dated 12 August 2005

99.12	Purchase of Own Securities announcement dated 15 August 2005

99.13	Notification of Major Interests in Shares dated 16 August 2005

99.14	Purchase of Own Securities announcement dated 16 August 2005

99.15	Purchase of Own Securities announcement dated 17 August 2005

99.16	Purchase of Own Securities announcement dated 18 August 2005

99.17	Purchase of Own Securities announcement dated 22 August 2005

99.18	Purchase of Own Securities announcement dated 23 August 2005

99.19	Purchase of Own Securities announcement dated 24 August 2005

99.20	Purchase of Own Securities announcement dated 25 August 2005

99.21	Purchase of Own Securities announcement dated 26 August 2005

99.22	Purchase of Own Securities announcement dated 30 August 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITCHELLS & BUTLERS plc
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	HEAD OF SECRETARIAT

Date:	31st August 2005